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                               ARNSTEIN & LEHR LLP
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                         BOCA RATON, FLORIDA 33431-7746
                                 (561) 322-6900
                               FAX (561) 322-6940
                                www.arnstein.com
                                  FOUNDED 1893



Brian A. Pearlman, Esq.
(561) 226-1985
bapearlman@arnstein.com





                                January 19, 2006



VIA UPS
-------
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549

Attention:  Lisa Beth Lentini and Robert Burnett

         Re:  Alec Bradley Cigar Corporation
              Amendment No. 4 to Schedule 14(c) Information Statement File No. 0-32137

Dear Sir and Madam:

         On behalf of Alec Bradley Cigar Corporation (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated January 13, 2006. The Company's responses below correspond numerically to the Comment Letter. References to the location of the revisions within the amended information statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff.

Management's Discussion and Analysis
-----------------------------------

         The discussion of the Provision (Benefit) for Income Taxes for the nine months ended September 30, 2005 appears to have a wrong number as the 2004 income tax expense before the change in the valuation allowance. It is noted that the provision exceeds pre tax income for the nine months ended September 30, 2004. Please revise or advise.

The discussion of the Provision (Benefit) for Income Taxes for the nine months ended September 30, 2005 has been revised as marked below:

         For the nine months ended September 30, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $531,555

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 2


as compared to $319,197 for the nine months ended September 30, 2004, a difference of $212,358.

         The second sentence of the Provision (Benefit) for Income Taxes on pages 52 and 53 states a number for the income tax provision. It is noted that this is the amount before the change in the valuation allowance; however, it is not identified as such. Please revise to disclose the fact that the amount is what income tax expense was prior to the change in the valuation allowance.

         Online Vacation Center's annual financial statements and interim financial statements, management's discussion and analysis and the critical accounting policies have been revised to identify that the non-cash U.S. income tax provision is prior to the impact of the valuation allowance.

The paragraph on Income Taxes in the 2004 annual financial statements has been revised as marked below:

     Income Taxes
     ------------

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date.

     SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company had not yet had a profitable year, however, the Company's loss before provision for income taxes decreased from the prior year, there was a large increase in advanced bookings from the prior year, and the industry was slowly improving after its decline following September 11, 2001. Based on this information, management concluded at that time that it was more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company provided a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447, resulting in a net benefit recognized of $554,289.

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 3


     At December 31, 2003, the Company had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was affected by global events such as the war in Iraq and the publicity surrounding the outbreak of SARS (Severe Acute Respiratory Syndrome) on several cruise ships. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized. Accordingly, the Company decreased the valuation allowance to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908, resulting in a benefit recognized of $562,727. For the year ended December 31, 2003, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $565,539. The net effect of the valuation allowance benefit of $562,727 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $565,539 resulted in a provision for income taxes of $2,812 for the year.

     At December 31, 2004, the Company had its second profitable year and advanced bookings were back to 2002 levels, however, earnings before provision for income taxes decreased 28% from the prior year and income from operations decreased 40% from the prior year. Booking activity fell during the second and third quarter of 2004 and started to pick up in the fourth quarter. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to $1,164,967 or 65% of the gross deferred tax asset of $1,792,257, resulting in a benefit recognized of $489,464. For the year ended December 31, 2004, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $413,651. The net effect of the valuation allowance benefit of $489,464 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $413,651 resulted in a provision (benefit) for income taxes of ($75,813) for the year. The likelihood of realization of deferred tax assets will continue to be reviewed periodically.

The paragraph on Income Taxes in the September 30, 2005 interim financial statements has been revised as marked below:

     Income Taxes
     ------------

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 4


     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company recorded a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447, resulting in a net benefit recognized of $554,289. The Company decreased the valuation allowance in 2003 and 2004, resulting in a benefit recognized of $562,727 and $489,464, respectively. For the years ended December 31, 2003 and 2004, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $565,539 and $413,651. The net effect of the valuation allowance benefit of $562,727 and $489,464 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $565,539 and $413,651 resulted in a provision (benefit) for income taxes of $2,812 and ($75,813) for the years ended December 31, 2003 and 2004, respectively.

     At March 31, 2005, the Company once again achieved profitability and net income for the quarter, booking activity, and advanced bookings increased as compared to the same three month period ending March 31, 2004. The first three months of the year are known as the "wave season" in the travel industry and many travel companies book a large portion of their business at this time. As would be expected, advanced bookings reached its highest historical level. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to $1,007,748 or 60% of the gross deferred tax asset of $1,681,695, resulting in a benefit recognized of $157,220. For the three-month period ended March 31, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $128,563. The net effect of the valuation allowance benefit of $157,220 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $128,563 resulted in a provision (benefit) for income taxes of ($28,657) for the three-month period.

     At June 30, 2005, the Company had its most profitable quarter since inception. Net income before taxes and future revenue increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company removed the valuation

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 5


     allowance. Accordingly, the Company recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,163, resulting primarily from the effect of a $1,007,748 reversal of the valuation allowance on the Company's deferred tax assets, partly offset by a $363,585 non-cash U.S. income tax provision(prior to the impact of the valuation allowance).

The paragraph under MD&A, Results of Operations, Year Ended December 31, 2004 Compared To Year Ended December 31, 2003 has been revised as marked below:

     Provision (Benefit) for Income Taxes
     ------------------------------------

     The provision (benefit) for income taxes decreased to ($75,813) for the year ended December 31, 2004 as compared to $2,812 for the year ended December 31, 2003. The decrease in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) and a decrease of the valuation allowance benefit. For the year ended December 31, 2004, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $413,651 as compared to $565,539 for the year ended December 31, 2003, a difference of $151,888. For the year ended December 31, 2004, the valuation allowance benefit was $489,464 as compared to $562,727 for the year ended December 31, 2003, a difference of $73,263. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was decreased to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908 in 2003 and was decreased to $1,164,968 or 65% of the gross deferred tax asset of $1,792,258 in 2004 as described below.

     At December 31, 2003, the Company had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was affected by global events such as the war in Iraq and the publicity surrounding the outbreak of SARS (Severe Acute Respiratory Syndrome) on several cruise ships. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized. Accordingly, the Company decreased the valuation allowance to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908, resulting in a benefit recognized of $562,727. For the year ended December 31, 2003, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $565,539. The net effect of the valuation allowance benefit of $562,727 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $565,539 resulted in a provision for income taxes of $2,812 for the year.

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 6


     At December 31, 2004, the Company had its second profitable year and advanced bookings were back to 2002 levels, however, earnings before provision for income taxes decreased 28% from the prior year and income from operations decreased 40% from the prior year. Booking activity fell during the second and third quarter of 2004 and started to pick up in the fourth quarter. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to $1,164,968 or 65% of the gross deferred tax asset of $1,792,258, resulting in a benefit recognized of $489,464. For the year ended December 31, 2004, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $413,651. The net effect of the valuation allowance benefit of $489,464 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $413,651 resulted in a provision (benefit) for income taxes of ($75,813) for the year.

The paragraph under MD&A, Results of Operations, Nine Months Ended September 30, 2005 Compared To Nine Months Ended September 30, 2004 has been revised as marked below:

     Provision (Benefit) for Income Taxes
     ------------------------------------

     The provision (benefit) for income taxes decreased to ($633,413) for the nine months ended September 30, 2005 as compared to ($108,872) for the nine months ended September 30, 2004. The decrease in the provision (benefit) for income taxes resulted from an increase in the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) and a decrease of the valuation allowance benefit. For the nine months ended September 30, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $531,555 as compared to $319,197 for the nine months ended September 30, 2004, a difference of $212,358. For the nine months ended September 30, 2005, the valuation allowance benefit was $1,164,967 as compared to $428,069 for the nine months ended September 30, 2004, a difference of $736,898. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was $1,226,363 or 65% of the gross deferred tax asset or $1,886,712 in September 2004 and was decreased to 0% in June 2005 as described below.

     At December 31, 2002, the Company recorded a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447. The Company decreased the valuation allowance in 2003, 2004, and March 31, 2005. At June 30, 2005, the Company had its most profitable quarter to date. Net income before taxes and future revenue increased as compared to the same three month period ending June 30, 2004. Historically, the second

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 7


     quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company removed the valuation allowance. Accordingly, the Company recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,163, resulting primarily from the effect of a $1,007,748 reversal of the valuation allowance on the Company's deferred tax assets, partly offset by a $363,585 non-cash U.S. income tax provision (prior to the impact of the valuation allowance).

The paragraph under MD&A, Results of Operations, Three Months Ended September 30, 2005 Compared To Three Months Ended September 30, 2004 section (page 51) has been revised as marked below:

     Provision (Benefit) for Income Taxes
     ------------------------------------

     The provision for income taxes increased to $39,407 for the three months ended September 30, 2005 as compared to $30,998 for the three months ended September 30, 2004. The increase in the provision for income taxes resulted from a decrease in the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) and a decrease of the valuation allowance benefit. For the three months ended September 30, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $39,407 as compared to $88,564 for the three months ended September 30, 2004, a difference of $49,157. For the three months ended September 30, 2005, the valuation allowance benefit was $0 as compared to $57,567 for the three months ended September 30, 2004, a difference of $57,567. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was $1,226,363 or 65% of the gross deferred tax asset or $1,886,712 in September 2004 and was decreased to 0% in June 2005; thereby a change in the valuation allowance did not affect the provision for income taxes for the three months ended September 30, 2005.

The paragraph under Critical Accounting Policies has been revised as marked below:

     Income Taxes
     ------------

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 8


     Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company recorded a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447. The Company decreased the valuation allowance in 2003 and 2004.

     At March 31, 2005, the Company once again achieved profitability and net income for the quarter, booking activity, and advanced bookings increased as compared to the same three month period ending March 31, 2004. The first three months of the year are known as the "wave season" in the travel industry and many travel companies book a large portion of their business at this time. As would be expected, advanced bookings reached its highest historical level. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to $1,007,748 or 60% of the gross deferred tax asset of $1,681,695, resulting in a benefit recognized of $157,220. For the three-month period ended March 31, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $128,563. The net effect of the valuation allowance benefit of $157,220 and the recognition of the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) of $128,563 resulted in a provision (benefit) for income taxes of ($28,657) for the three-month period.

     At June 30, 2005, the Company had its most profitable quarter since inception. Net income before taxes and future revenue increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company removed the valuation allowance. Accordingly, the Company recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,163, resulting primarily from the effect of a $1,007,748 reversal of the valuation allowance on the Company's deferred tax assets, partly offset by a $363,585 non-cash U.S. income tax provision(prior to the impact of the valuation allowance).

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 9


Note 9 - Income Taxes
---------------------

         It appears that you have only provided the reconciliation of the expected provision for income taxes for the three months ended September 30, 2005. Please revise to also present the nine month year-to-date reconciliation.

         Note 9 of the September 30, 2005 interim financial statements has been revised to present the three month and nine month year-to-date reconciliation as follows:

     NOTE 9 - INCOME TAXES

     A reconciliation of the difference between the expected provision for income taxes using the federal statutory tax rate and the Company's actual provision for the nine month period ending September 30 is as follows:

                                                                                       September 30,
                                                                           ------------------------------------
                                                                                2005                  2004
                                                                           --------------        --------------
                  Statutory federal income tax rate                             35.0%                 35.0%
                  Change in valuation allowance                               (102.5)%               (55.6)%
                  State income taxes and other                                  11.8%                  6.4%
                                                                           --------------        --------------
                  Effective tax rate                                           (55.7)%               (14.1)%
                                                                           ==============        ==============

     A reconciliation of the difference between the expected provision for income taxes using the federal statutory tax rate and the Company's actual provision for the three month period ending September 30 is as follows:

                                                                                       September 30,
                                                                           ------------------------------------
                                                                                2005                  2004
                                                                           --------------        --------------
                  Statutory federal income tax rate                             35.0%                  35.0%
                  Change in valuation allowance                                  0.0%                 (26.3)%
                  State income taxes and other                                   5.5%                   5.5%
                                                                           --------------        --------------
                  Effective tax rate                                            40.5%                  14.2%
                                                                           ==============        ==============

United States Securities and Exchange Commission
Division of Corporate Finance
January 19, 2005
Page 10


         We note the Staff's closing comments and have provided marked copies of the amendment. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                                     Sincerely,


                                                     /s/ Brian A. Pearlman
                                                     ---------------------
                                                     Brian A. Pearlman

BAP/sm

cc:      Alec Bradley Cigar Corporation
         Online Vacation Center Holdings, Inc.




Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.

VIA FACSIMILE
-------------

January 24, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Attention:  Robert Burnett

         Re:  Alec Bradley Cigar Corporation
              Amendment No. 4 to Schedule 14(c) Information Statement File No. 0-32137

Dear Sir:

Based on our telephone conversations on Tuesday, January 24, 2006, revisions to the MD&A and note 9 to the interim financial statements have been made as follows (revisions are underlined).

The section Provision (Benefit) for Income Taxes in the MD&A, Results of Operations, Year Ended December 31, 2004 Compared To Year Ended December 31, 2003 section now begins:

     Provision (Benefit) for Income Taxes

     The provision (benefit) for income taxes decreased to ($75,813) for the year ended December 31, 2004 as compared to $2,812 for the year ended December 31, 2003. The decrease in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) and a decrease of the valuation allowance benefit. For the year ended December 31, 2004, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $413,651 as compared to $565,539 for the year ended December 31, 2003, a decrease of $151,888. For the year ended December 31, 2004, the valuation allowance benefit was $489,464 as compared to $562,727 for the year ended

     December 31, 2003, a decrease of $73,263. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was decreased to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908 in 2003 and was decreased to $1,164,968 or 65% of the gross deferred tax asset of $1,792,258 in 2004 as described below.

The section Provision (Benefit) for Income Taxes in the MD&A, Results of Operations, Nine Months Ended September 30, 2005 Compared To Nine Months Ended September 30, 2004 section now begins:

     Provision (Benefit) for Income Taxes

     The provision (benefit) for income taxes decreased to ($633,413) for the nine months ended September 30, 2005 as compared to ($108,872) for the nine months ended September 30, 2004. The decrease in the provision (benefit) for income taxes resulted from an increase in the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) and a decrease of the valuation allowance benefit. For the nine months ended September 30, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $531,555 as compared to $319,197 for the nine months ended September 30, 2004, an increase of $212,358. This increase is due to an increase in pre-tax income and the true-up of approximately $54,000 in permanent tax differences from prior periods which are being recorded in 2005 because it is not material qualitatively and quantitatively in 2003 and 2004. For the nine months ended September 30, 2005, the valuation allowance benefit was $1,164,967 as compared to $428,069 for the nine months ended September 30, 2004, an increase of $736,898. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was $1,226,363 or 65% of the gross deferred tax asset or $1,886,712 in September 2004 and was decreased to 0% in June 2005 as described below.

The section Provision (Benefit) for Income Taxes in the MD&A, Results of Operations, Three Months Ended September 30, 2005 Compared To Three Months Ended September 30, 2004 section now reads:

     Provision (Benefit) for Income Taxes

     The provision for income taxes increased to $39,407 for the three months ended September 30, 2005 as compared to $30,998 for the three months ended September 30, 2004. The increase in the provision for income taxes resulted from a decrease in the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) and a decrease of the valuation allowance benefit. For the three months ended September 30, 2005, the non-cash U.S. income tax provision (prior to the impact of the valuation allowance) was $39,407 as compared to $88,564 for the three months ended September 30, 2004, a decrease of $49,157. For the three months ended September 30, 2005, the valuation allowance benefit was $0 as compared to $57,567 for the three months ended September 30, 2004, a decrease of $57,567. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was $1,226,363 or 65% of the gross deferred tax asset or $1,886,712 in September 2004 and was decreased to 0% in June 2005; thereby a change in the valuation allowance did not affect the provision for income taxes for the three months ended September 30, 2005

Note 9 of the September 30, 2005 interim financial statements has been revised as follows:

     NOTE 9 - INCOME TAXES

     A reconciliation of the difference between the expected provision for income taxes using the federal statutory tax rate and the Company's actual provision for the nine month period ending September 30 is as follows:

                                                                                       September 30,
                                                                           ------------------------------------
                                                                                2005                  2004
                                                                           --------------        --------------
                  Statutory federal income tax rate                             35.0%                 35.0%
                  Change in valuation allowance                               (102.5)%               (55.6)%
                  State income taxes                                             5.5%                  5.5%
                  Other                                                          6.3%                  1.0%
                                                                           --------------        --------------
                  Effective tax rate                                           (55.7)%               (14.1)%
                                                                           ==============        ==============

     Other include tax rate differentials and the true-up of permanent tax differences from prior periods.

     A reconciliation of the difference between the expected provision for income taxes using the federal statutory tax rate and the Company's actual provision for the three month period ending September 30 is as follows:

                                                                                       September 30,
                                                                           ------------------------------------
                                                                                2005                  2004
                                                                           --------------        --------------
                  Statutory federal income tax rate                             35.0%                  35.0%
                  Change in valuation allowance                                  0.0%                 (26.3)%
                  State income taxes                                             5.5%                   5.5%
                                                                           --------------        --------------
                  Effective tax rate                                            40.5%                  14.2%
                                                                           ==============        ==============

I appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let me know.


Sincerely,

/s/ Mary Lou Ruderman
---------------------
Mary Lou Ruderman